FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Appointment of new Chairman”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contact: Paul Barrett Switzerland +41 61 323 0597	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, October 18, 2012

Appointment of new Chairman

Syngenta today announced the appointment of Michel Demaré as the new Chairman of the Board with effect from the next Annual General Meeting on April 23, 2013. Mr. Demaré will succeed Martin Taylor who, as previously announced, will retire from the Board on that date.

Martin Taylor said, “I am delighted that the Board has chosen Michel as my successor.  Since his election as a Director earlier this year he has already made a significant contribution to Syngenta.  His extensive international business experience makes him exceptionally well-qualified for the position.  I look forward to working with him in the coming months to ensure a smooth transition.”

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta – October 18, 2012 / Page 1 of 2

Biography of Michel Demaré:

Michel Demaré has been Chief Financial Officer of ABB since 2005, serving in addition, between late 2008 and March 2011, as the company’s President of Global Markets. Between February and September 2008 he was ABB’s acting Chief Executive Officer. Previously he had been Chief Financial Officer Europe for Baxter International Inc. He joined Baxter in 2002 after 18 years in the Dow Chemical Company, where he held various treasury and business Chief Financial Officer positions in Europe (including Switzerland) and the US. He has been Vice Chairman of the Board of UBS since 2010, and is a member of the Board Committee of Swissholdings. He also serves on the Advisory Board of the Institut für Banking und Finance of the University of Zurich and is a member of the IMD Foundation Board in Lausanne. A Belgian citizen, he holds an MBA from the Katholieke Universiteit of Leuven and has lived in Switzerland for 20 years.

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – October 18, 2012 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 18, 2012	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel